UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

May 21, 2008

Via U.S. Mail

Mr. William Danis
Chief Financial Officer
Med-Emerg International, Inc.
6711 Mississauga Road
Suite 404
Mississauga, Ontario
Canada L5N 2W3

RE: Med-Emerg International, Inc.
Form 10-K for the Year ended December 31, 2007
Filed March 28, 2008
File No. 001-13861

Dear Mr. Danis:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director